Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 21-20

Alianza Intersects Additional Silver at the West Fault Complex Extending Mineralization 50m Further to the Northeast - Haldane Silver Project, Keno Hill District, Yukon Territory

•Nine holes now outline two productive fault splays at West Fault Complex

•Six holes completed to depth intersected breccia/fault/vein zone with siderite-galena-sphalerite mineralization

•West Fault target remains open along strike in both directions and down dip, only 200 metres of the 1,100 metre-long structure having been tested

•A possible southwest oriented high-grade silver high-grade shoot direction has now been revealed

Vancouver, BC, September 23, 2021 - Alianza Minerals Ltd. (TSX-V: ANZ, OTCQB: TARSF) (“Alianza” or the “Company”) reports the final two holes from the 2021 drilling campaign at the Company’s wholly-owned Haldane high-grade silver property located in the historic Keno Hill Mining District of Yukon Territory. Drilling has focused on the West Fault Complex target where a strong vein-fault system with high-grade silver mineralization is being defined. Following up on the success in earlier holes, HLD21-26 and HLD21-27 have infilled and further extended the West Fault mineralization by 50 metres along strike to the northeast.

The 8,579 hectare Haldane Property is located in the western portion of the Keno Hill Silver District, 25 kilometres west of Keno City, YT. Exploration at Haldane is targeting extensions of historical high-grade silver production on the property as well as recently defined targets, such as the West Fault, in new areas of the property.

“In our two drilling campaigns over the past 12 months at Haldane, we have discovered and started to define high-grade silver bearing veins within the West Fault Complex,” stated Jason Weber, P.Geo, President and CEO of Alianza. “After the exceptional result from drilling late in 2020 in HLD20-19, our approach was to determine the orientation of high grade shoots of vein mineralization through a grid pattern of 50 metre step outs on strike and down dip. This approach was successful in extending mineralization to depth and identifying the likely orientation of high-grade silver mineralization. This drilling also indicates that the West Fault is a complex of structures and veining tends to be strongest in an upper structure (WF2) in the northeast and transitions to a lower structure (WF1) to the southwest. Although strong veining within the West Fault structure was seen in both HLD21-26 and HLD21-27, the overall width was slightly wider and the galena (and closely associated silver) content was lower in general which leads us to believe that the strongest, thickest and potentially highest grade mineralization may lie along strike to the southwest and down plunge. We look forward to our next phase of work which will target this extension.”

Table 1 – West Fault Target Drill Intercepts

Hole	From (m)	To (m)	Interval (m)	Est True Width (m)(1)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver Eq.(2) (g/t)
HLD21-26	270.41	275.5	5.09(3)	3.05	205	0.11	1.20	3.13	369
including	270.41	270.96	0.55	0.33	437	0.04	9.99	16.9	1383

HLD21-27	225.00	233.00	8.00(3)	4.80	81.4	0.03	0.16	0.65	113
Including	225.00	225.62	0.62	0.37	342	0.06	0.37	0.49	376

(1) True width of the vein and breccia mineralization is estimated to be 50-70% of the core length intersection. A value of 60% is used for the purposes of reporting HLD21-26, 27.

(2) Silver-equivalent values are calculated assuming 100% recovery using the formula: ((20 * silver (g/t) / 31.1035) + (1650 * gold (g/t) / 31.1035) + (0.90 * 2204 * lead %/100) + (1.10 * 2204 * zinc %/100)) *(31.1035 / 20). Metal price assumptions are US$20/oz silver, US$1650/oz gold, US$0.90/lb lead and US$1.10/lb zinc.

(3) Core recovery is estimated at 69% for HLD21-26 and 94% for HLD21-27 over the reported intervals.

HLD21-26 intersected the West Fault structure at 268.43 m over a core length of 15.42 m (estimated true width of 9.25 m), exhibiting good strength and width. Strong siderite/sulphide breccia and veining was intersected at 270.41 m returning a 5.09 m (3.05 m estimated true width) intersection of 205 g/t silver (369 g/t silver-equivalent). The highest grade interval of 0.55 m (0.33 m estimated true width) of 437 g/t silver, 9.99% lead and 16.9% zinc (1,383 g/t silver-equivalent) consisted of very strong siderite-galena-sphalerite with trace tetrahedrite in veins and breccia. Siderite/sulphide veining is bounded on both sides by zones of clay-gouge with elevated silver content.

HLD21-27 intersected the West Fault structure at 222.40 m over a core length of 16.75m (estimated true width of 10.05 m). Strong siderite vein and vein breccia with banding open-space fill textures was intersected at 225.00 m, returning an 8.00 m (4.80 m estimated true width) intersection of weakly mineralized material grading 81.4 g/t silver (113 g/t silver-equivalent). This intersection expanded vein mineralization at the West Fault 50 m to the northeast along strike from HLD20-19 that intersected 8.30 m (4.48 m estimated true width) of 444 g/t silver (554 g/t silver-equivalent). Although the vein and vein breccia was wide and consisted of textures associated with productive mineralization, it was moderately to strongly oxidized with remnant sulphides occurring predominantly as disseminated blebs indicating a lower overall original galena and sphalerite content.

Holes HLD21-26 and -27 intersected the upper WF2 vein. Our current interpretation is that a “step over” from the WF1 vein to the WF2 occurs in the vicinity of the HLD21-24 and -25, where the width and grade of the vein is the strongest. The orientation of the step over is not definitive, but one possibility is that it plunges steeply to the southwest in the plane of the West Fault Complex and high-grade shoot geometries could also be aligned in this direction.

Our current level of understanding indicates that stepping out along strike to the southwest and down dip along the structure from HLD21-24 and -25, where our highest grades and thicknesses of veining to date have been intersected, is most prospective. However, the possibility still remains that stronger mineralization may redevelop along strike to the northeast of HLD21-26, and -27 where in excess of 350 m of structure remains open.

The West Fault Complex is traced for over 650 metres and can be interpreted to extend to 1.1 kilometres in length before merging with the 2.2 kilometre-long Main Zone structure. Drill testing to date covers only a fraction of the West Fault Complex target. The current program systematically tested the structure in approximate 50 metre step-outs along strike and down dip of HLD2-19, the first hole at the West Fault to identify high grade silver mineralization over wide intervals, including 8.72 m (true width) averaging 311 g/t silver, 0.89 g/t gold and 1.13% lead with a higher grade interval of 1.78 metres of 818 g/t silver. Systematic step-outs resulted in additional high grade mineralization in HLD21-24 (3.14 m averaging 1,351 g/t silver, 2.43% lead, 2.91% zinc including 1.26 metres averaging 3,267 g/t silver, 5.80% lead, 7.02% zinc) and HLD21-25 (363 g/t silver, 1.73% lead and 2.80% zinc over a true width 4.27 metres with a high grade interval of 1,107 g/t silver, 6.98% lead and 3.97% zinc (over 1.00 metre). Silver mineralization has now been intersected in nine holes that pierce the WF1 and WF2 veins over 90 metres of dip direction and 100 metres of strike direction. The West Fault Complex is one of four high-priority silver-lead-zinc-bearing vein drill targets at Haldane.

Fig 1. West Fault Complex Plan Map.

NW
SE
A
A'
7083300N
7083250N
456850E
7083200N
456900E
7083150N
456950E
1300m
1250m
1200m
1150m
1100m
1050m
1000m
950m
Ewing North Fault ?
West Fault Complex
Main Fault
Basal Quartzite
Basal Quartzite
WF1
WF2
OPEN
HLD20-19
HLD21-26
HLD21-25
Quartzite
Phyllite
Diorite
Breccia
Quartz/Carb Vein
Felsic Intrusion
Fault Zone
Drill collar/trace
0
50 m

	Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
HLD20-19 C	0.51	0.28	226	0.02	4.61	25.90	**1347**
D	16.15	8.72	311	0.11	0.89	1.13	**390**
including	8.30	4.48	444	0.15	1.54	1.34	**554**
including	3.30	1.78	818	0.20	3.47	1.03	**980**
HLD21-25 F	6.83	4.27	363	0.14	1.73	2.80	**534**
including	1.60	1.00	1107	0.16	6.98	3.97	**1485**
HLD21-26 G	5.09	3.05	205	0.11	1.20	3.13	**369**
including	0.55	0.33	437	0.04	9.99	16.90	**1383**

Fig 2. Cross section – West Fault drill holes HLD20-19, HLD21-25 and HLD21-26.

NW
SE
7083300N
7083250N
456850E
7083200N
456900E
7083150N
456950E
1300m
1250m
1200m
1150m
1100m
1050m
1000m
Ewing North Fault ?
West Fault
Basal Quartzite
Basal Quartzite
WF1
WF2
HLD21-27
HLD20-18
HLD11-09
Quartzite
Phyllite
Diorite
Breccia
Quartz/Carb Vein
Felsic Intrusion
Fault Zone
Drill collar/trace
0
50 m

	Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
HLD11-09 A	6.22	3.36	108	0.48	0.29	0.45	**174**
including	2.20	1.19	320	1.12	0.67	0.86	**465**
HLD20-18 B	6.80	3.73	96	0.15	0.15	0.73	**140**
HLD21-27 H	8.00	4.80	81.4	0.03	0.16	0.65	**113**
including	0.62	0.37	342	0.06	0.37	0.49	**376**

Fig 3. Cross section – West Fault drill hole HLD21-27.

NE
SW
7083300N
7083200N
7083100N
7083000N
7082900N
7082800N
Inclined Long Section in the Plane of the West Fault
1250m
1150m
1050m
950m
457050E
457000E
456950E
456750E
456700E
456650E
HLD13-13
HLD11-06
HLD11-09
HLD20-18
HLD21-27
HLD20-19
HLD21-23
HLD21-26
HLD21-24
HLD21-25
WF1
WF2
Drill composite intersections
g/t m AgEq
>4000
3000-4000
2000-3000
1000-2000
500-1000
0-500
Results pending
0
100 m
View looking southeast

Fig 4. West Fault Inclined Long Section. Long-Section view looking southeast. Section cut in the plane of the West Fault.

Quality Assurance / Quality Control

All samples were analyzed by 33 element four acid digestion ICP-MS methods at ALS Canada Ltd. Sample preparation was completed in Whitehorse, Yukon and geochemical analyses were performed in Vancouver, British Columbia. Samples with over limit silver and gold were re-analyzed using a 30-gram fire assay fusion with a gravimetric finish. Over-limit lead and zinc samples were analyzed by four acid digestion and atomic absorption spectrometry. All results have passed the QA/QC screening by the lab Equity Exploration Consultants Ltd, of Vancouver BC is executing and managing the Haldane Project. Equity utilized a quality control and quality assurance protocol for the drill core sampling, including blank, duplicate, and standard reference samples.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Colorado, Nevada and Peru. Alianza currently has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and is actively seeking partners on other projects.

The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Scott Logan

slogan@renmarkfinancial.com

Tel: (416) 644-2020 or (212) 812-7680

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

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